PC 1/25/2013



13001157

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2013

Michael A. Stanchfield
Faegre Baker Daniels LLP
mike.stanchfield@faegrebd.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-11-2013

Re: Analysts International Corporation
Incoming letter dated January 25, 2013

Dear Mr. Stanchfield:

This is in response to your letter dated January 25, 2013 concerning the shareholder proposal submitted to AIC by Heartland Advisors, Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: William J. Nasgovitz
Heartland Advisors, Inc.
789 N. Water Street
Milwaukee, WI 53202

March 11, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Analysts International Corporation
Incoming letter dated January 25, 2013

The proposal requests that the board immediately engage the services of an investment banking firm to evaluate alternatives that could "enhance shareholder value including, but not limited to, a merger or sale of the Company."

There appears to be some basis for your view that AIC may exclude the proposal under rule 14a-8(i)(7), as relating to AIC's ordinary business operations. In this regard, we note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if AIC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AIC relies.

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FaegreBD.com

FAEGRE BAKER DANIELS

USA • UK • CHINA

Michael A. Stanchfield
mike.stanchfield@FaegreBD.com
Direct +1 612 766 7764

Faegre Baker Daniels LLP
2200 Wells Fargo Center • 90 South Seventh Street
Minneapolis • Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

January 25, 2013

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: Analysts International Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Heartland Advisors, Inc.

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Analysts International Corporation, a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials") a shareholder proposal (the "Proposal") from Heartland Advisors, Inc. (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2013 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2013 Proxy Materials on or about April 15, 2013.

The Proposal

The Company received the Proposal on December 10, 2012. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

RESOLVED: That the shareholders of Analysts International Corporation (the "Company"), represented at the annual meeting in person and by proxy, hereby request that the Board of Directors of the Company immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or sale of the Company, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of the Company on terms that will maximize share value for shareholders.

Bases for Exclusion

A. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the [c]ompany's business." *Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal touches upon any "significant social policy issue." If the proposal does not touch upon such an issue, and the Staff agrees that it is an ordinary business matter, then the company may exclude it under Rule 14a-8(i)(7). However, if the proposal does touch upon a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Staff has concurred with the exclusion of shareholder proposals that touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

Of particular note, the Staff has taken the position that, though a proposal that seeks to enhance shareholder value exclusively by means of an "extraordinary corporate transaction" (i.e., the sale or merger of a company) is not excludable under Rule 14a-8(i)(7) (*see Allegheny Valley Bancorp, Inc.* (January 3, 2001) (declining to concur with the exemption of a proposal to retain an investment bank for the purpose of soliciting offers for the company's stock or assets and present the highest cash offer to shareholders)), a proposal that looks to enhance shareholder value but relates to "both extraordinary transactions and non-extraordinary transactions" is excludable as relating to a company's "ordinary business operations." For example, in *Donegal Group Inc.* (February 16, 2012), the Staff concurred with the exclusion of a proposal that requested that the company's board appoint an independent board committee and retain a leading investment banking firm "to explore strategic alternatives to maximize shareholder value, *including* consideration of a merger of [the company's mutual insurance business] followed by the sale or merger of [the company]" (emphasis added), and that the board authorize the committee and investment banking firm to solicit and evaluate offers for the merger of the mutual insurance business and then the sale or merger of the company. The company argued that, under Delaware law, the general enhancement of shareholder value is a matter squarely within the exclusive authority of the company's board of directors (citing *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173 (Del. 1986) for the proposition that the board of directors "has no more fundamental duty than seeking to maximize the value of the corporation for the benefits of its stockholders"). The company also argued that though the final clause of the resolution could arguably relate to the solicitations and evaluations for a merger and subsequent sale or merger, it does not narrow the scope of the previous request, "which remain[s] exclusively related to the ordinary business obligations of [the company's] board of directors." The Staff agreed, stating that the "proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," and noting further that "[p]roposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under [R]ule 14a-8(i)(7)." *See also, e.g., Central Federal Corporation* (March 8, 2010) (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that called for the board to both appoint an independent board committee and retain a leading investment banking firm to explore strategic alternatives for maximizing shareholder value, including the sale or merger of the company, and authorize the committee and investment banker to solicit offers for the sale or merger of the company because "the proposal appear[ed] to relate to both extraordinary transactions and non-extraordinary transactions"); *Bristol-Myers Squibb Company* (February 22, 2006) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that urged the board to "retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the [c]ompany, including, but not limited to, a possible sale, merger or other transaction" as it related to both extraordinary and non-extraordinary transactions); *Medallion Financial Corp.* (May 11, 2004) (concurring with the exclusion of a proposal that requested that an investment banking firm be engaged to evaluate alternatives to maximize shareholder value including a sale of the company as excludable under Rule 14a-8(i)(7) because the proposal appeared to relate to both extraordinary and non-extraordinary transactions).

However, the Staff's reasoning in its 2006 decision in *First Franklin Corporation* (February 22, 2006) appears to significantly differ from the Staff's more recent interpretation as described immediately above. In *First Franklin Corporation*, the Staff denied the company's no-action request under Rule 14a-8(i)(7) based on a proposal that requested that:

> [T]he Board of Directors immediately engage the services of an Investment Bank firm to evaluate alternatives that could enhance shareholder value, including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize shareholder value for shareholders.

The proposal, as the company argued, implicated both ordinary business matters (i.e., enhancing shareholder value) and extraordinary business matters (i.e., the sale or merger of the company). Nevertheless, the Staff denied the company's no-action request, stating simply that it was "unable to concur in [the company's] view that First Franklin may exclude the proposal under Rule 14a-8(i)(7)," without providing any reasoning.

As alluded to above, since 2006 the Staff on numerous occasions has appeared to diverge from its decision in *First Franklin Corporation* and grant no-action relief pursuant to Rule 14a-8(i)(7) under very similar circumstances. Much like the *Donegal Group, Inc.* and *Central Federal Corporation* letters cited above, the first clause of the Proposal's resolution specifically requests that the Company "immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or sale of the Company." Though the first clause of the Proposal cites a merger or sale of the Company as examples of possible strategic alternatives, neither the Proposal nor the supporting statement in any way indicate that the committee or the investment banking firm are limited to completing a merger or sale of the Company as the only strategic alternatives available under the Proposal. Moreover, both the Staff (*Donegal Group, Inc.*) and the courts (*Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*) have determined that the enhancement of shareholder value is an ordinary business matter associated with the management and board of public companies. Further, the final clause of the Proposal's resolution requests that the "board take all other steps necessary to actively seek a sale or merger of the Company on terms that will maximize share value for shareholders." Even admitting that the second clause implicates extraordinary transactions, the Proposal still directly falls within the Staff's guidance that "[p]roposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under [R]ule 14a-8(i)(7)."

The two elements of the Proposal seem in conflict with each other, causing confusion as described below in Section B of this letter over the direction requested—a fulsome review of alternatives (ordinary business) or a merger or sale of the Company (extraordinary transaction). Although the Proposal uses the word "and," it seems more appropriate to read this as "or" because of the divergent paths these two pursuits could take.

As the foregoing provides, the Proposal, by its terms, is not limited to an extraordinary transaction, but rather also contains a company's and its board's ordinary business matter of maximizing shareholder value. While the Proposal mentions one transaction in particular (i.e., a merger or sale) in discussing strategic alternatives to maximize shareholder value, the Staff has consistently deemed such a reference insufficient to overcome failing to address extraordinary transactions exclusively. Therefore, for the reasons stated above and in accordance with Rule 14a-8(i)(7), the Company believes it may exclude the Proposal from its 2013 Proxy Materials.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite so as to be Inherently Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a company may exclude a proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits any false or misleading statements with respect to any material fact, "or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In interpreting Rule 14a-8(i)(3), the Staff has taken the position that a proposal may be excluded in its entirety "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); *see also, e.g., Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (February 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Under these standards, the Proposal is excludable under Rule 14a-8(i)(3) because it contains conflicting mandates, resulting in internal inconsistencies within the Proposal and making it impossible for either the shareholders voting on the Proposal or the Company in attempting to implement the Proposal to comprehend exactly what the Proposal requires. In particular, the Proposal requests that the Company's board (1) immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limit to, a merger or sale of the Company, and (2) take all other steps necessary to actively seek a sale or merger of the Company on terms that will maximize share value for shareholders. Under the first clause, the Company and the investment banking firm would simply be required to *evaluate* alternatives that could enhance shareholder value that include, *but are not limited to*, a sale or merger of the Company. In contrast, the second clause would require the Company's board to *actively seek a sale or merger* of the Company. Accordingly, it is impossible to comply with both clauses as the second would require steps be taken to sell or merge the Company before the board and the investment banking firm have determined that a sale or merger are in fact the best alternatives to enhance shareholder value under the first clause.

Given the conflicting mandates set forth in the Proposal, it is unclear what specific action the shareholders would be voting on to implement and then what the Company must actually put into practice—either the general evaluation of what actions could enhance shareholder value or the specific act of taking steps to either sell or merge the Company. Moreover, the Proposal provides no guidance as to how to reconcile these conflicting mandates. As such, due to the vague and indefinite nature of the Proposal, shareholders would not know what they are voting to request of the Company, and the eventual actions of the Company could be significantly different from the actions shareholders envisioned when voting on the Proposal.

The Proposal is thus similar to *General Electric Company* (January 14, 2013), where the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that sought that all outstanding stock options be held for life by those executives that have and receive them, but that upon vesting, the executive may earn the stock's dividends and then return the shares to the company when they die. The company argued that the proposal was internally inconsistent because "if the executive is not allowed to exercise his or her options [under the first element of the proposal], then the executive will not [have] acquired 'the shares' that must be returned to the [c]ompany upon the executive's death [under the second element of the proposal]." The Staff agreed, stating that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," and allowed the company to exclude the proposal in its entirety. Similarly, given the two conflicting clauses in the Proposal, it contains an internal inconsistency where compliance with one clause of the Proposal could conflict with compliance of the other clause of the Proposal, and the two clauses could require differing courses of action. Therefore, akin to *General Electric Company*, it is impossible to determine precisely what the Proposal requires.

Due to the Proposal's internal inconsistencies, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Thus, as a result of the vague and indefinite nature of the Proposal, and consistent with Staff precedent, the Company believes that it may exclude the Proposal in its entirety under Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 766-7764 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,

FAEGRE BAKER DANIELS LLP



Michael A. Stanchfield
Partner

cc: William J. Nasgovitz
Control Person
Heartland Advisors, Inc.
789 N. Water Street
Milwaukee, Wisconsin 53202

dms.us.51437135.02

Exhibit A

Exhibit 1 – Shareholder Proposal dated December 10, 2012

SHAREHOLDER PROPOSAL:

RESOLVED: That the shareholders of Analysts International Corporation (the "Company"), represented at the annual meeting in person and by proxy, hereby request that the Board of Directors of the Company immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or sale of the Company, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of the Company on terms that will maximize share value for shareholders.

SUPPORTING STATEMENT:

The Company's high quality talent and client lists have real value. Unfortunately, given the Company's market cap of $16 million, the public market doesn't seem to care. At this size, it is extremely difficult to attract Wall Street and investor attention. In today's marketplace, investors are risk averse and demand scale, which the Company currently does not provide. Scale can be a clear competitive advantage in the business services industry as clients try to reduce vendor lists. We believe the Company would be better off as part of a larger entity.

Additionally, being a public company has costs. In our view, it costs over $1 million per year to be a public company, due to a combination of monetary cost and the opportunity cost of management's time and focus. At the Company's size, these costs become prohibitive to achieving financial leverage and reaching sustainable profitability. We do not believe the Company should be public.

As long-term investors, we have taken the "wait and hope" approach, and it has not worked. With today's environment of low interest rates and robust private equity valuations, we believe the time to act is now. It is time for the Company's leadership to maximize value for shareholders and pursue strategic alternatives.

WE URGE ALL SHAREHOLDERS TO VOTE **FOR** THIS RESOLUTION.